UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ESSA Pharma Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29668H104

(CUSIP Number)

February 28, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑  Rule 13d-1(b)
◻  Rule 13d-1(c)
◻  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29668H104	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Eventide Asset Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ◻ (b) ◻
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 27,719,410
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 27,719,410
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,719,410
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ◻
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 29668H104	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer ESSA Pharma Inc.

(b)	Address of Issuer’s Principal Executive Offices Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

Item 2.

(a)	Name of Person Filing Eventide Asset Management, LLC

(b)	Address of the Principal Office or, if none, residence One International Place, Suite 3510, Boston, MA 02110

(c)	Citizenship Delaware

(d)	Title of Class of Securities Common Shares

(e)	CUSIP Number 29668H104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	◻	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	◻	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	◻	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	◻	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	◻	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	◻	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	◻	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	◻	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	◻	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 29668H104	13G	Page 4 of 5 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 27,719,410

(b)	Percent of class: 19.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 27,719,410

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 27,719,410

	(iv)	Shared power to dispose or to direct the disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ◻.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Eventide Asset Management, LLC (“Eventide”), a Delaware limited liability company located at One International Place, Suite 3510, Boston, MA 02110 is the beneficial owner of 27,719,410 Common Shares by virtue of being the investment adviser to registered investment companies (“Funds”). As of February 28, 2018, the Funds held 9,639,410 Common Shares and 18,080,000 Warrants. Assuming the conversion of all Warrants held by the Funds, the Eventide Gilead Fund would hold 12,379,484 Common Shares, representing 9.3% of issued and outstanding Common Shares, and the Eventide Healthcare & Life Sciences Fund would hold 15,339,926 Common Shares, representing 11.5% of issued and outstanding Common Shares, which together would represent approximately 20.75% of the issued and outstanding Common Shares. Notwithstanding the foregoing, the Warrants are subject to exercise restrictions that prevent the Funds from exercising any Warrants if, immediately after the exercise of such Warrants, the Funds would hold more than 19.99% of the issued and outstanding Common Shares at that time.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

CUSIP No. 29668H104	13G	Page 5 of 5 Pages
Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

03/09/2018 Date

/s/ Peter J. Luiso Signature

Peter J. Luiso, Chief Compliance Officer and General Counsel Name/Title